U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☑	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission file number:

THERATECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Québec, Canada	2834	98-0618426
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

2015 Peel Street, 11th Floor

Montreal, Québec, Canada H3A 1T8

(514) 336-7800

(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System

28 Liberty Street, New York, New York 10005

(212) 894-8940

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)

of Agent For Service in the United States)

Copies to:

Jocelyn Lafond	Martin C. Glass
Theratechnologies Inc.	Jenner & Block LLP
2015 Peel Street, 11th Floor	919 Third Avenue
Montreal, Québec, H3A 1T8	New York, NY 10022-3908
CANADA	(212) 891-1672
(438) 315-6607

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title Of Each Class	Name Of Exchange On Which Registered
Common Shares	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐            No  ☑

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company  ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

DESCRIPTION OF COMMON SHARES

A description of the common shares of the Registrant registered pursuant to this Registration Statement, as required by General Instruction B.(2) of Form 40-F, is set forth in the section entitled “Authorized Share Capital” starting on page 66 of the Annual Information Form of the Registrant for the year ended November 30, 2018 filed as Exhibit 99.38, as set forth in the Exhibit Index attached hereto.

AUDIT COMMITTEE

The Registrant has an audit committee comprised of three independent directors, namely: Paul Pommier, its Chair, Gary Littlejohn and Gérald A. Lacoste.

The audit committee reviews the financial statements of the Registrant and performs other duties, as described in the audit committee’s charter adopted by the board of directors and attached as Schedule “A” to the Annual Information Form of the Registrant for the year ended November 30, 2018 filed as Exhibit 99.38, as set forth in the Exhibit Index attached hereto.

All three members of the audit committee are independent and financially literate. The board of directors has determined that Paul Pommier is the financial expert of the audit committee. The SEC has indicated that the designation or identification of Mr. Pommier as an audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Pommier that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

The details mentioned hereunder describe the education and experience of the audit committee members that is relevant to the performance of their responsibilities, in particular any experience in preparing, auditing, analyzing and evaluating financial statements.

Paul Pommier. Mr. Pommier holds an MBA degree and has more than 25 years of experience in the financial field, notably in public and private company financings, as well as in merger and acquisition activities. While acting as a director of Royal Aviation Inc., he was also a member of its audit committee.

Gary Littlejohn. Mr. Littlejohn holds a B.A. (Honours Economics), a BCL and a MBA from McGill University. From 2008 to 2015, Mr. Littlejohn held the position of CEO and then of advisor to the Chairman and Board Member of the Arab National Investment Company, also known as ANB Invest, in Riyadh, a subsidiary of Arab National Bank. Previously, he was Managing Director of investment banking at Desjardins Securities in Montreal, a position he took after serving six years as Executive Vice-president at Ecopia Biosciences. Mr. Littlejohn also occupied various senior positions in investment banking at TD Securities, Midland Walwyn, BMO Nesbitt Burns and National Bank Financial.

Gérald A. Lacoste. Mr. Lacoste has more than 30 years of experience in the fields of securities regulation, corporate finance and corporate governance. Mr. Lacoste was president of the audit committee of Amisco Ltd. from 2002 to 2009 and was also a member of the audit committee of Andromed Inc. from 2004 to 2007. Mr. Lacoste was a member of the audit committee of Génome Québec from 2006 to 2009.

Each member of the Audit Committee has acquired in-depth financial expertise giving each the ability to read and understand a set of financial statements which presents the breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised in the Registrant’s financial statements.

FORWARD-LOOKING STATEMENTS

This registration statement and the exhibits attached hereto contain forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this registration statement include, but are not limited to, statements about:

•	our expectations regarding the commercialization of EGRIFTA® and Trogarzo®;

•	our expectations regarding the launch of EGRIFTA SV™ in the United States and the timing thereof;

•	our ability and capacity to grow the sales of EGRIFTA® and EGRIFTA SV™ successfully in the United States;

•	our ability and capacity to grow the sales of Trogarzo® successfully in the United States and in the European Union;

•	our capacity to meet supply and demand for our products;

•	the development of tesamorelin for the treatment of NASH in HIV patients;

•	the development of our peptides for the treatment of cancer-related diseases;

•

the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements;

•	our success in seeking and in maintaining reimbursement for EGRIFTA® and Trogarzo® by third-party payors in the United States;

•	our success in obtaining reimbursement for EGRIFTA SV™ in the United States;

•	the success and pricing of other competing drugs or therapies that are or may become available;

•	our ability to maintain intellectual property rights for tesamorelin;

•	our ability and capacity to launch Trogarzo® in countries of the European Union;

•	our success in obtaining reimbursement for Trogarzo® in countries of the European Union;

•	our capacity to acquire or in-license new products and/or compounds;

•	our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and

•	our estimates regarding our capital requirements.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that:

•	sales of EGRIFTA® and Trogarzo® in the United States will increase over time;

•	our commercial practices in the United States, Canada and the countries of the European Union will not be found to be in violation of applicable laws;

•	the long-term use of EGRIFTA® and Trogarzo® will not change their respective current safety profile;

•	no recall or market withdrawal of EGRIFTA® and Trogarzo® will occur;

•	EGRIFTA SV™, when launched, will be accepted by the market place in the United States;

•	EGRIFTA SV™ will be reimbursed in the United States by private and public third party payors;

•

no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA®, EGRIFTA SV™ and Trogarzo® in the United States;

•	continuous supply of EGRIFTA®, EGRIFTA SV™ and Trogarzo® will be available;

•

our relations with third-party suppliers of EGRIFTA®, EGRIFTA SV™ and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA®, EGRIFTA SV™ and Trogarzo® to meet market demand on a timely-basis;

•	our intellectual property will prevent any generic company from commercializing a generic form of EGRIFTA® and EGRIFTA SV™ in the United States;

•	our commercial infrastructure will be in place to launch Trogarzo® in the European Union;

•	Trogarzo® will be added to the list of reimbursed drugs by countries of the European Union;

•	the data obtained from our market research on the potential market for Trogarzo® in the United States and in the European Union are accurate; and

•	our business plan will not be substantially modified.

Forward-looking statements reflect our views as of the date of the statements with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking events and circumstances discussed in this registration statement may not occur, and you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors” in our Annual Information Form for the fiscal year ended November 30, 2018, which is filed as exhibit 99.38 to this Registration Statement, as well as in the other documents attached as exhibits to this Registration Statement. Also, these forward-looking statements represent our estimates and assumptions only as of the date of the statements. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this registration statement, and particularly our forward-looking statements, with these cautionary statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation’s financial statements, including those in the exhibits attached to this Registration Statement, are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the audit is subject to Canadian auditing and auditor independence standards. IFRS differ in some significant respects from U.S. GAAP, and thus the Corporation’s financial statements may not be comparable to the financial statements of United States companies. These differences between IFRS and U.S. GAAP might be material to the financial information presented in this registration statement. In addition, differences may arise in subsequent periods related to changes in IFRS or U.S. GAAP or due to new transactions we enter into. We are not required to prepare a reconciliation of our consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and have not quantified such differences.

NASDAQ QUORUM REQUIREMENT

Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series shall disclose in its registration statement related to its initial public offering or first U.S. listing on Nasdaq, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of those requirements.

The Corporation does not follow Rule 5620(c), but instead follows its home country practice. The Nasdaq minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its bylaws. On February 8, 2006, as permitted by Part IA of the Companies Act (Québec), the Corporation’s directors approved a by-law amendment, which amendment was ratified by the Corporation’s shareholders on March 30, 2006, providing that one or more persons present in person or duly represented and holding not less than 10% of our common shares shall constitute a quorum at a meeting of our shareholders. The foregoing is consistent with the laws, customs, and practices in Canada.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Corporation hereby incorporates by reference Exhibit 99.1 through 99.71 as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D.(9) of Form 40-F, the Corporation has filed a written consent of an expert named in the foregoing Exhibits as Exhibit 99.72, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not have any off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of November 30, 2018 information with respect to the Corporation’s known contractual obligations (stated in Canadian dollars).

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 years
Long Term Debt Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$3,377	$368	$970	$1,044	$995
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	98,550	4,528	8,791	85,231	—

Total	$101,927	$4,896	$9,761	$86,275	$995

Other Long-Term Liabilities comprise the convertible unsecured senior notes including interest thereon.

Long-term procurement agreements:

During and after the years ended November 30, 2018 and 2017, the Corporation entered into long-term procurement agreements with third-party suppliers in connection with the commercialization of Trogarzo®.

Credit facility:

The Corporation has a CAN$1,000,000 credit facility for its ongoing operations, bearing interests at the bank’s Canadian prime rate, plus 1.0%, and a US $1,500,000 revolving credit facility bearing interest at the Bank’s U.S. prime rate plus 1.0%. Under the terms of the credit facility, the bank has a first rank movable hypothec on all of the assets of the Corporation.

As at November 30, 2018 and 2017, the Corporation did not have any borrowings outstanding under this credit facility.

As disclosed in note 6 to the unaudited interim financial statements for the three and six-month periods ended May 31, 2019 and 2018 incorporated by reference herein as Exhibit 99.52, additional known contractual obligations since November 30, 2018 include:

(a)

A commercial milestone payment of US$7,000,000 is due and payable to Taimed in two equal instalments after achieving aggregate net sales of Trogarzo of US$20,000,000 over four consecutive quarters. The first payment of US$3,500,000 was paid in July 2019 and the second payment will be paid in June 2020.

(b)

Under an asset acquisition agreement concluded in February 2019, as amended in August 2019, the purchase price is subject to two milestone payments of CAN$2,000,000 and CAN$2,300,000, respectively, based on the achievement of research and development milestones. As of May 31, 2019, no milestone payments had been recognized under this agreement. In addition, under a license agreement signed in February 2019, the Corporation is committed to development milestones of up to CAN$750,000, as well as royalty payments based on the future net sales of the licensed technology.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the staff of the SEC, information relating to the securities registered pursuant to this Registration Statement or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Registration Statement, the Registrant will file with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

THERATECHNOLOGIES INC.

By:	/s/ Luc Tanguay
	Name:	Luc Tanguay
	Title:	President and Chief Executive Officer

Date: September 27, 2019

EXHIBIT INDEX

Exhibit

99.1	Annual Information Form dated February 6, 2018 for the financial year ended November 30, 2017

99.2	Management’s Discussion and Analysis for the year ended November 30, 2017

99.3	Audited Annual Consolidated Financial Statements for the years ended November 30, 2017 and 2016

99.4	News Release dated February 7, 2018

99.5	Certification of Refiled Annual Filings by CFO dated September 27, 2019

99.6	Certification of Refiled Annual Filings by CEO dated September 27, 2019

99.7	Cover letter dated September 27, 2019 related to the refiling of the Audited Annual Consolidated Financial Statements for the years ended November 30, 2017 and 2016

99.8	News Release dated March 6, 2018

99.9	Material Change Report dated March 7, 2018

99.10	News Release dated April 5, 2018

99.11	Unaudited Interim Financial Statements for the three-month periods ended February 28, 2018 and 2017

99.12	Management’s Discussion and Analysis for the three-month period ended February 28, 2018

99.13	Certification of Interim Filings by CFO dated April 5, 2018

99.14	Certification of Interim Filings by CEO dated April 5, 2018

99.15	Notice of Annual Meeting of Shareholders dated April 11, 2018 for the annual meeting of shareholders on May 16, 2018

99.16	Management Proxy Circular dated April 11, 2018 for the annual meeting of shareholders on May 16, 2018

99.17	Form of Proxy for the annual meeting of shareholders on May 16, 2018

99.18	Report on Voting Results related to the annual meeting of shareholders held on May 16, 2018

99.19	News Release dated May 16, 2018

99.20	News Release dated May 30, 2018

99.21	News Release dated May 30, 2018

99.22	Material Change Report dated June 5, 2018

99.23	News Release dated June 19, 2018

99.24	Material Change Report dated June 22, 2018

99.25	News Release dated July 5, 2018

99.26	Unaudited Interim Financial Statements for the three and six-month periods ended May 31, 2018 and 2017

99.27	Management’s Discussion and Analysis for the six-month period ended May 31, 2018

99.28	Certification of Interim Filings by CFO dated July 5, 2018

99.29	Certification of Interim Filings by CEO dated July 5, 2018

99.30	News Release dated October 4, 2018

99.31	Unaudited Interim Financial Statements for the nine-month periods ended August 31, 2018 and 2017

99.32	Management’s Discussion and Analysis for the nine-month period ended August 31, 2018

99.33	Certification of Interim Filings by CFO dated October 4, 2018

99.34	Certification of Interim Filings by CEO dated October 4, 2018

99.35	News Release dated February 21, 2019

99.36	Audited Annual Consolidated Financial Statements for the years ended November 30, 2018 and 2017

99.37	Management’s Discussion and Analysis for the year ended November 30, 2018

99.38	Annual Information Form dated February 20, 2019 for the financial year ended November 30, 2018

99.39	Certification of Refiled Annual Filings by CFO dated September 27, 2019

99.40	Certification of Refiled Annual Filings by CEO dated September 27, 2019

99.41	Cover letter dated September 27, 2019 related to the refiling of the Audited Annual Consolidated Financial Statements for the years ended November 30, 2018 and 2017

99.42	News Release dated April 4, 2019

99.43	Unaudited Interim Financial Statements for the three-month periods ended February 28, 2019 and 2018 and as at December 1, 2017

99.44	Management’s Discussion and Analysis for the three-month period ended February 28, 2019

99.45	Certification of Interim Filings by CFO dated April 4, 2019

99.46	Certification of Interim Filings by CEO dated April 4, 2019

99.47	Amended and Restated Shareholder Rights Plan Agreement dated April 10, 2019

99.48	Notice of Annual Meeting of Shareholders dated April 12, 2019 for the annual meeting of shareholders on May 15, 2019

99.49	Management Proxy Circular dated April 12, 2019 for the annual meeting of shareholders on May 15, 2019

99.50	Form of Proxy for the annual meeting of shareholders on May 15, 2019

99.51	Report on Voting Results related to the annual meeting of shareholders held on May 15, 2019

99.52	Unaudited Interim Financial Statements for the three and six-month periods ended May 31, 2019 and 2018 and as at December 1, 2017

99.53	Management’s Discussion and Analysis for the six-month period ended May 31, 2019

99.54	Certification of Interim Filings by CFO dated July 11, 2019

99.55	Certification of Interim Filings by CEO dated July 11, 2019

99.56	News Release dated August 8, 2019

99.57	Amended and Restated Marketing and Distribution Agreement dated March 6, 2017 by and between Theratechnologies Inc. and TaiMed Biologics Inc.

99.58	Amendment No. 1 to Amended and Restated Marketing and Distribution Agreement effective as of November 6, 2018 by and between Theratechnologies Inc. and TaiMed Biologics Inc.

99.59	Amended and Restated Master Services Agreement made as of December 14, 2016 by and between inVentiv Commercial Services, LLC and Theratechnologies Inc.

99.60	First Amendment to the Amended and Restated Master Services Agreement dated February 27, 2019 by and between inVentiv Commercial Services, LLC and Theratechnologies Inc.

99.61	Amended and Restated Master Services Agreement made as of November 1, 2017 by and between RxC Acquisition Company and Theratechnologies Inc.

99.62	Amended and Restated Statement of Work #1 entered into as of November 1, 2017 by and between RxC Acquisition Company and Theratechnologies Inc.

99.63	Amended and Restated Statement of Work #2 entered into as of November 1, 2017 by and between RxC Acquisition Company and Theratechnologies Inc.

99.64	Manufacturing and Supply Agreement by and among Theratechnologies Inc., Bachem Americas Inc. and Bachem, Inc. dated March 11, 2009 (incorporated by reference to Exhibit 99.90 to the Corporation’s Registration Statement on Form 40-F filed with the SEC on June 13, 2011) (File No. 001-35203)

99.65	Manufacture and Supply Agreement, by and between Draxis Pharma General Partnership and Theratechnologies Inc., dated as of December 23, 2009 (incorporated by reference to Exhibit 99.91 to the Corporation’s Registration Statement on Form 40-F filed with the SEC on June 13, 2011) (File No. 001-35203)

99.66	Share Purchase Agreement dated February 25, 2019 by and among Transfert Plus, L.P., Aligo Innovation, L.P., Borhane Annabi, Richard Béliveau, Cyndia Charfi, Jean-Christophe Currie, Alain Larocque, Michel Demeule, Sophie Kozelko and Theratechnologies Inc.

99.67	Amendment No. 1 to Share Purchase Agreement dated August 12, 2019, by and among Transfert Plus, L.P., Aligo Innovation, L.P., Borhane Annabi, Richard Béliveau, Cyndia Charfi, Jean-Christophe Currie, Alain Larocque, Michel Demeule, Sophie Kozelko and Theratechnologies Inc.

99.68	Amended and Restated Exclusive License Agreement dated February 25, 2019 by and between Transfert Plus, L.P. and Katana Biopharma Inc.

99.69	Trust Indenture dated June 19, 2018 by and between Theratechnologies Inc. and Computershare Trust Company of Canada

99.70	News Release dated September 26, 2019

99.71	Material Change Report dated September 26, 2019

99.72	Consent of KPMG, LLP